SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


--------------------------------------------------------------------------------


                                    FORM 11-K

--------------------------------------------------------------------------------



 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                        For the year ended June 30, 1999

--------------------------------------------------------------------------------



                        Commission file number: 33-60032

                    Merfin Systems 401(k) Profit Sharing Plan

--------------------------------------------------------------------------------



                            Buckeye Technologies Inc.
                     1001 Tillman Street, Memphis, TN 38112
                                  901-320-8100


                                 Plan Number 001

       Internal Revenue Service -- Employer Identification No. 62-1518973

                                  June 30, 1999


================================================================================

                 MERFIN SYSTEMS INC. 401(k) PROFIT SHARING PLAN

                 Statements of Net Assets Available for Benefits
                                  June 30, 1999

--------------------------------------------------------------------------------

Assets

Investments at fair value --
         ML Special Value Fund                                          $ 11,221
         ML S & P 500 Index fund                                          34,365
         ML Retirement Reserves Money Fund                                19,906
         ML Intermediate Government Bond Fund                                847
         ML Global Value Fund                                              6,120
         ML Capital Fund                                                  18,478
         ML Basic Value Fund                                               8,786
         Davis NY Venture Fund                                            35,356
         Common Stock of Buckeye Technologies Inc.                        12,361
                                                                    ------------
Net assets available for benefits                                      $ 147,440
                                                                    ============

                 MERFIN SYSTEMS INC. 401(k) PROFIT SHARING PLAN

           Statements of Changes in Net Assets Available for Benefits
                        For the Year Ended June 30, 1999

Additions to net assets attributed to:
      Investment income
         Net appreciation (depreciation) in fair value of investments                                $ 14,805
         Interest and dividends                                                                        1,795
                                                                                              --------------
                                                                                                      16,600

      Employee contributions                                                                          91,282
      Employer contributions                                                                          44,622
                                                                                              --------------

         Total additions                                                                             152,504

Deductions from net assets attributed to:
       Benefits paid to participants                                                                   5,064
        Administrative expenses                                                                            0
                                                                                              --------------

         Total deductions                                                                              5,064
                                                                                              --------------

Net increase in net assets                                                                           147,440

Net assets available for benefits
        Beginning of year                                                                                  0
                                                                                              --------------

         End of year                                                                                $147,440
                                                                                              ==============

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plan Committee of the Employee Retirement Plans for Buckeye Technologies Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MERFIN SYSTEMS 401(k)PROFIT SHARING plan



By: ____________________________________
David H. Whitcomb, Senior Vice President, Finance and Accounting

Date: December 17, 1999